INTERNATIONAL HEALTH PARTNERS INC.

04 MAR 24 AM 7:21

04010811

March 17, 2004

Securities & Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Attention: Office of International Corporate Finance

Dear Sirs:

Re: File No. 82-4868 - International Health Partners Inc.
(formerly Canadian Dental Partners Inc.)

Please accept, for filing, the following documents that include information required to be made public:

1. News Release #04-03 dated February 24, 2004
2. News Release #04-04 dated February 26, 2004
3. News Release #04-05 dated March 5, 2004
4. 2004 Second Quarter Financial Statements for the period December 31, 1003
5. BCSC Form 51-901F
6. Revised Annual Information Form

Should you have any questions or require further information, please do not hesitate to call me at (403) 264-7664.

Yours truly,
INTERNATIONAL HEALTH PARTNERS INC.

Heidi Nellissen
Assistant Corporate Secretary

PROCESSED MAR 25 2004 THOMSON FINANCIAL

dlw 3/25

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Encl.
cc: David McQuaig

C:\MyDocuments\IHPCorporate\Securities Commissions\12G Filings\March 17_04

FORM 51-901F

Quarterly Report

Incorporated as part of: [ ] **Schedule A**

[X] **Schedules B & C**

04 MAR 24 AM 7:21

ISSUER DETAILS:

NAME OF ISSUER:	INTERNATIONAL HEALTH PARTNERS INC.
ISSUER ADDRESS:	Suite 1010, 1520 – 4th Street S.W. Calgary, Alberta T2R 1H5
ISSUER TELEPHONE NUMBER:	403-264-7664
ISSUER FAX NUMBER:	403-264-7640
CONTACT PERSON:	David B. McQuaig
CONTACT'S POSITION:	President & CEO
CONTACT'S TELEPHONE NUMBER:	403-264-7664
FOR QUARTER ENDING:	December 31, 2003
WEB SITE:	www.ihp.ca
CONTACT E-MAIL ADDRESS:	davidb@ihp.ca
DATE OF REPORT:	February 26, 2004

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE BOARD OF DIRECTORS HAS APPROVED THE DISCLOSURE CONTAINED THEREIN. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

David B. McQuaig	*"David B. McQuaig"*	2004/02/26
Name of Director	Signed (Typed)	Date Signed (YY/MM/DD)
Nathaniel Podilsky	*"Nathaniel Podilsky"*	2004/02/26
Name of Director	Signed (Typed)	Date Signed (YY/MM/DD)

SCHEDULE B

SUPPLEMENTARY INFORMATION
FOR THE SIX MONTHS ENDED DECEMBER 31, 2003

1. ANALYSIS OF EXPENSES

For the six months ended December 31, 2003, dental, medical and lab fees in the amount of $1,475,518 consist of professional fees of $1,291,057 and lab fees of $184,461.

Other expenses are broken down into four main categories. $1,478,622 relates to operating expenses directly incurred in the daily operation of medical and dental facilities, including wages in the amount of $768,758.26. $390,349 relates to general and administrative expenses incurred by head office. These consist of expenses incurred by the management team in Calgary and the accounting department in Edmonton. They include salaries in the amount of $235,555.03 as well as general office expenses, marketing and staffing administration expenses. Depreciation and amortization of $116,441 relates to facilities and equipment.

2. RELATED PARTY EXPENDITURES

There were no related party transactions.

3. SUMMARY OF SECURITIES ISSUED & CANCELLED DURING THE PERIOD

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration
Nov. 03, 2003	Shares	Exercise	40,500	$0.10	$ 4,050	Cash
Nov. 26, 2003	Warrants	Exercise	360,000	$0.25	$90,000	Cash
Nov. 26, 2003	Warrants	Cancellation	340,000	$0.30	0	N/A
Dec. 30, 2003	Shares	Cancellation	(15,000)	$0.25	0	N/A

4. (a) &
(b) PARTICULARS OF AUTHORIZED CAPITAL AND SUMMARY OF SHARES ISSUED AND OUTSTANDING

Authorized:	Unlimited Common Shares with no par value
Issued:	12,283,608 Common Shares
Value of Common Shares:	$2,046,273

(c) SUMMARY OF OPTIONS AND WARRANTS OUTSTANDING AS AT DECEMBER 31, 2003:

Security	Number	Exercise Price	Expiry Date
Options	181,200	$0.25	Oct. 6/04
Options	39,200	$0.36	Mar. 16/05
Options	290,600	$0.16	Oct. 29/06
Options	294,000	$0.10	Sep. 5/07
Options	130,000	$0.15	Jul. 15/08
Options	203,000	$0.24	Jan. 05/09
Warrants	0		

(d) NUMBER OF SHARES SUBJECT TO ESCROW AS AT DECEMBER 31, 2003:

400,500

SCHEDULE B – SUPPLEMENTAL INFORMATION cont'd

5. BUSINESS ACQUISITIONS

(a) Brightsmile Dental Centre – Airdrie

On September 28, 2003, the Corporation entered into a lease agreement with S.Rajpal Professional Corporation (SRPC) to lease certain dental assets to be used at a location formerly known as Village Square Dental Group, effective September 1, 2003.

The Corporation undertook responsibility for all operations effective September 1, 2003 including revenue receipts, operating expenses and wages, supplier payments, cash receipts and disbursements through the utilization of Corporate banking, staff and office facilities. The location is in Airdrie, Alberta, and began operating as BrightSmile Dental Centre on September 1, 2003. Results from October 1, 2003 through to December 31, 2003 for this clinic have been included and consolidated in the results of the Corporation for the quarter ended December 31, 2003.

(b) University Health Centre – University of Calgary

A formal management agreement has been developed for the management of the University Health Clinic on campus, effective October 1, 2003. The results from October 1 to December 31, 2003 from this operation have been consolidated in the results of the Corporation for the six months ended December 31, 2003. No assets were received and no consideration was given for the acquisition of this management agreement.

6. SUBSEQUENT EVENTS

(a) Letter of Agreement

On September 1, 2003, the Corporation entered into an agreement with S.Rajpal Professional Corporation to acquire the shares of a private corporation and a location formerly known as Village Square Dental Group. The location is in Airdrie, Alberta, and began operating as BrightSmile Dental Centre on September 1, 2003 under the management and direction of the Corporation.

The agreement was executed in the 3rd quarter of the Corporation's activities at which time the shares will be transferred and consideration will be given. The purchase transaction will occur in the 2004 Q3.

(b) Debenture

The Corporation has negotiated a private placement of $500,000 in Debenture with an arm's length purchaser. The Debenture will mature five years after closing and will pay interest at 12% per annum. The first two years are interest payments only, the last three years' payments will include principle and interest with a balloon payment at the end of the fifth year. The Debenture commences January 23, 2004. The Debenture holder will receive up to a maximum of 71,428 share purchase warrants with an exercise price of $0.20 each and an expiry twenty-four months after closing. The private placement is subject to regulatory approval. The proceeds from this Debenture will be used to finance the Village Square acquisition.

(c) Promissory Note

The Corporation has negotiated a $400,000 Promissory Note with an arm's length lessor. The Promissory Note is for eighty-one months and will pay interest at 7.83% per annum. It commences February 1, 2004 and will be secured by operating assets of the Corporation. The proceeds from this Promissory Note will be used to finance the Village Square acquisition.

SCHEDULE C

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED DECEMBER 31, 2003

International Health Partners Inc. provides practice management services to medical and dental practitioners, thus allowing them to focus on quality patient care. The Corporation markets and operates dental facilities with the brand 310 SMILE and trades under the symbol IHP on the TSX Venture Exchange.

For the six months ended December 31, 2003, the Corporation recorded total revenue of $3,609,670 of which $2,371,727 was derived from dental facilities & management fee income and $1,157,246 was derived from medical facilities income. The Corporation posted a profit of $33,690 for the three months ended December 31, 2003.

For the six months ended December 31, 2003, expenses directly relating to the dental and medical facilities income were $1,658,436. These expenses consist of professional fees of $1,473,976 and lab fees of $184,461. Operating expenses relating to the dental and medical facilities were $1,478,622, including wages in the amount of $768,758. General and administrative expenses for the management of the Corporation were $390,349 including wages in the amount of $235,555.

The Corporation's objective is to meet its capital requirements by a combination of cash flow from dental and medical facilities, use of its available credit facilities and proceeds from raised capital.

The Corporation has negotiated a private placement Debenture of $500,000 with an arms length purchaser. The Debenture will mature five years after closing and will pay interest at 12% per annum. The Debenture holder will receive up to a maximum of 71,428 share purchase warrants with an exercise price of $0.20 each and an expiry date twenty-four months after closing. The private placement is subject to regulatory approval. The proceeds from this Debenture will be used to finance the Airdrie acquisition.

The Corporation also announces the company's intent to raise additional funding for addition to general working capital and operational expansion through a short form offering. The offering will be conducted by way of Short Form Offering Document under TSX Venture Exchange Policy 4.6. The offering will consist of 3,333,335 common shares at $0.30 per share for total proceeds of $1,000,000.50. Acumen Capital Partners will be in the Special Selling Group for this issuance. First Associates Investments Inc. will act as agent on a "best efforts" basis and will be entitled to receive a commission of 10 per cent of the gross proceeds raised in the offering. In addition, First Associates will be granted a non-transferable agent's compensation option to purchase the number of common shares equal to 10 per cent of the number of shares sold under the offering. The agent's compensation option will be exercisable at $.30 per share for a period of 24 months from the date of closing of the offering. Closing for this offering is expected to be the beginning of March and is subject to receiving regulatory approval.

A formal management agreement has been developed for the management of the University Health Clinic on campus, effective October 1, 2003. The results from October 1 to December 31, 2003 from this operation have been consolidated in the results of the Corporation for the six months ended December 31, 2003. No assets were received and no consideration was given for the acquisition of this management agreement.

On September 28, 2003, the Corporation entered into a lease agreement with S.Rajpal Professional Corporation (SRPC) to lease certain dental assets to be used as a location formerly known as Village Square Dental Group, effective September 1, 2003. The Corporation undertook responsibility for all operations effective September 1, 2003 including revenue receipts, operating expenses and wages, supplier payments, cash receipts and disbursements through the utilization of Corporate banking, staff and office facilities. The location is in Airdrie, Alberta, and began operating as BrightSmile Dental Centre on September 1, 2003. Results from October 1, 2003 through to December 31, 2003 for this clinic have been included and consolidated in the results of the Corporation for the quarter ended December 31, 2003.

The Corporation intends to continue to acquire new dental and medical contracts over the ensuing year.

Management is continuing with its previous objective in increasing revenues and profitability at the existing facilities.

PRESS *Release*

82-

04 MAR 24 AM 7:21

INTERNATIONAL HEALTH PARTNERS INC.

For Immediate Release

Date: February 26, 2004,
Close February 26, 2004 - $0.32

Trading Symbol: TSX-V: IHP
Shares Outstanding: 12,283,608
Press Release #04-04

International Health Partners Inc.
Increases size of previously announced Financing to $1 Million

CALGARY, ALBERTA—International Health Partners Inc. and its Board of Directors is pleased to that due to an increased response to the previously announced 2.5 million share financing on February 24, 2004, the size of the funding will be increased to 3,333,500 common shares at $.30 per common share.

The offering will be conducted by way of Short Form Offering Document under TSX Venture Exchange Policy 4.6. The offering now will consist of 3,333,500 common shares at $ .30 per share. Acumen Capital Partners will be in the Special Selling Group for this issuance.

First Associates Investments Inc. will act as agent on a "best efforts" basis and will be entitled to receive a commission of 10 per cent of the gross proceeds raised in the offering. In addition, First Associates will be granted a non-transferable agent's compensation option to purchase the number of common shares equal to 10 per cent of the number of shares sold under the offering. The agent's compensation option will be exercisable at $.30 per share for a period of 24 months from the date of closing of the offering.

Closing for this offering is expected to be the beginning of March and is subject to receiving regulatory approval.

International Health Partners Inc. is a medical and dental "Practice Management Company" in the business of evaluating and consolidating medical & dental clinics. The Company operates a chain of modern health facilities that provide primary medical and dental services.

David McQuaig, President and Director

To find out more about International Health Partners Inc. (TSX-V: IHP), visit our website at www.ihp.ca
Investor inquiries, please call Toll-Free: 1-877-664-6663 or e-mail to: investor@IHP.ca

Investor Relations: **Harbour Financial Inc.**
Brian Barbour, Tel. 403 813 5832
and
Thomas Hart, Tel. 403 701 4278

For media inquiries, please contact: David B McQuaig, President and CEO, International Health Partners Inc. at (403) 264-7664.

#82-4868

PRESS *Release*

04 MAR 24 AM 7:21

INTERNATIONAL HEALTH PARTNERS INC.

For Immediate Release
Date: March 5, 2004
Close March 4, 2004- $0.34

Trading Symbol: TSX-V: IHP
Shares Outstanding: 12,283,608
Press Release #04-05

International Health Partners Inc. Announces Positive Second Quarter Results

CALGARY, ALBERTA—International Health Partners Inc. and its Board of Directors are pleased to announce financial results for the six months ending December 31, 2003.

Six months Revenue totalled $3,609,670 and represented a 33% increase over the same period in the prior year. Revenues for the second quarter ended December 31, 2003 of **$2,188,160 were up 54%** from $1,421,510 in the previous quarter ending September 30, 2003. For the three months ended December 31, 2003, the Company reported an operating profit of **$33,690,** a significant improvement compared to the loss in the first Quarter of ($108,099). Management believes that IHP is now reaching a level of operational activity whereby certain "economies of scale" start to translate towards the bottom line. It is expected that the cost of debt financing will decrease as IHP becomes a larger and more bankable entity.

The Company is looking forward to expand through acquisitions during the current year and has several key initiatives under analysis or negotiation. The Company now has increased its financial flexibility through the recent equity financing led by First Associates Inc. and will look to leverage this toward significant shareholder value.

International Health Partners Inc. is a medical and dental "Practice Management Company" in the business of evaluating and consolidating medical & dental clinics. The Company operates a chain of modern health facilities that provide primary medical and dental services.

David McQuaig, President and Director

To find out more about International Health Partners Inc. (TSX-V: IHP), visit our website at www.ihp.ca
Investor inquiries, please call Toll-Free: 1-877-664-6663 or e-mail to: investor@IHP.ca

Investor Relations:

Harbour Financial Inc.
Brian Barbour
403 813 5832
and
Thomas Hart
403 701 4278

For media enquires, please contact: David B McQuaig, President and CEO, International Health Partners Inc. at (403) 264-7664.

QUARTERLY REPORT

Q2

04 MAR 24 AM 7:21

INTERNATIONAL HEALTH PARTNERS INC.

2nd

Quarter Report

December 31, 2003

1

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

For the Period Ended December 31 (Unaudited)

	Three Months		Six Months	
	2003	2002	2003	2002
Dental facilities revenue	$ 1,415,203	$ 1,015,504	$ 2,371,727	$ 2,042,765
Medical facilities revenue	716,645	313,043	1,157,246	613,695
Management fees	56,312	22,321	80,697	46,281
TOTAL REVENUE	**2,188,160**	**1,350,868**	**3,609,670**	**2,702,741**
Dental, medical and lab fees	959,603	611,829	1,658,436	1,227,385
	1,228,556	739,039	1,951,233	1,475,356
Other income and expenses				
Operating expenses	901,343	537,941	1,478,622	1,075,527
General and administrative	212,321	180,038	390,349	326,181
Amortization	61,650	54,851	116,441	107,813
Interest on long-term obligations	20,295	15,383	42,536	40,731
Other income	(743)	(1,079)	(2,306)	(1,617)
	1,194,866	787,134	2,025,642	1,548,635
Net income (loss)	**33,690**	**(48,095)**	**(74,409)**	**(73,279)**
Deficit, beginning of the period	(1,406,320)	(1,266,945)	(1,298,221)	(1,241,761)
Deficit, end of the period	$(1,372,630)	$(1,315,040)	$(1,372,630)	$(1,315,040
Loss per share, basic	$0.00	$(0.01)	$(0.01)	$(0.01)
Loss per share, fully diluted	$0.00	$(0.01)	$(0.01)	$(0.01)

PRESIDENT'S REPORT TO SHAREHOLDERS

I am pleased to report that in the second quarter ending December 31st, 2003, International Health Partners Inc. (IHP) saw a significant increase in revenues and profitability. Revenues increased 54% over Q1 from $1.4 million dollars to $2.2 million dollars. Considering tha December is traditionally a slow revenue month due to the holidays, management is quite happy with these results. This growth is the result of two acquisitions completed in the quarter, BrightSmile Dental in Airdrie and the management agreement for the University Health Centre. Net revenue for the quarter improved from a net los: of ($108,000) in the previous quarter to a net profit of $33,690.00 in the current quarter. Management anticipates similar returns in the final two quarters of 2004.

Management is currently focused on completing two additional acquisitions in fiscal 2004. Management is also pleased at the positive response it has received from its lending partners in anticipation of future needs for additional acquisitions and the Short Form Offering to raise an additional $1 million dollars.

Management of International Health Partners Inc. is confident of th progress it is making in becoming Canada's foremost dental and medical practice management company.

CONSOLIDATED BALANCE SHEET
(Unaudited)

	December 31,2003	June 30,2003
ASSETS		
Current assets		
Cash held in trust	$ -	$ -
Short-term investments	241,121	294,423
Accounts receivable	717,255	396,333
Inventory	1,842	-
Prepaid expenses and deposits	128,030	66,678
	1,088,247	757,434
Capital assets	1,203,895	1,105,457
Intangible assets	29,008	27,866
Deferred charges	46,356	29,603
Future tax	129,686	129,686
Goodwill	452,005	452,005
	$ 2,949,197	$ 2,502,051
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank indebtedness	$ 220,825	$ 71,896
Accounts payable and accrued liabilities	769,500	617,634
Other accounts payable	-	-
Deferred revenue	293,291	154,423
Current portion of long-term debt	29,551	28,207
Current portion of capital lease obligations	203,243	201,196
Convertible debentures	-	60,000
	1,516,410	1,133,356
Long-term debt	68,068	-
Capital lease obligations	691,076	705,902
	2,275,555	1,839,258
Shareholders' equity:		
Share capital	2,046,273	1,960,508
Deficit	(1,372,630)	(1,297,715)
	673,643	662,793
	$ 2,949,197	$ 2,502,051

Being chosen as the successful service provider to the University of Calgary's Student Health Centre is viewed by management as a significant accomplishment and recognition of our professional practice management services.

Sincerely,

David B. McQuaig
President and CEO

Calgary, Alberta
February 26, 2004

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Period Ended December 31 (Unaudited)

	Three Months		Six Months	
	2003	2002	2003	2002
Cash flows from (used in) operating activities:				
Net income (loss)	$ 33,690	$ (48,095)	$ (74,409)	$ (73,279)
Items not involving cash:				
Amortization	61,650	54,850	116,441	107,813
Services and purchases settled with issuance of shares	-	-	-	30,000
Cancellation of shares issued for services	-	-	(6,000)	(17,500)
	95,340	6,755	36,032	47,034
Net change in non-cash working capital relating to operating balances	(17,201)	321,724	(94,564)	66,737
	78,139	328,479	(58,532)	113,771
Cash flows from (used in) financing activities:				
Issuance of common shares (net of share issue costs)	91,765	(17,100)	91,765	(18,484)
Proceeds from convertible debenture (net of repayments)	(60,000)	10,000	(60,000)	10,000
Deferred charges	2,337	-	(16,753)	-
Proceeds from capital lease obligations (net of repayments)	14,866	2,681	(45,375)	27,511
Proceeds from long-term debt (net of repayments)	(16,121)	(22,980)	69,412	(34,720)
	32,847	(27,399)	39,049	(15,693)
Cash flows from (used in) investing activities:				
Purchase of capital assets	(97,995)	(12,979)	(177,680)	(24,796)
Purchase of intangible assets	-	-	(5,069)	-
	(97,995)	(12,979)	(182,749)	(24,796)
Increase (decrease) in cash and cash equivalents	12,992	288,101	(202,231)	73,282
Cash (deficiency), beginning of period	7,304	54,459	222,527	269,278
Cash and cash equivalents, end of period	**$ 20,296**	**$ 342,560**	**$ 20,296**	**$ 342,560**
Cash and cash equivalent consist of:				
Cash (bank indebtedness)	$(220,825)	$ (74,120)	$(220,825)	$ (74,120)
Cash held in trust	241,121	249,295	241,121	249,295
Short-term investments	-	167,335	-	167,385
	$ 20,296	**$ 342,510**	**$ 20,296**	**$ 342,560**

1. GENERAL

These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended June 30, 2003, as they do not include all of the disclosure requirements of annual financial statements.

2. SUBSEQUENT EVENTS

(a) Letter of Agreement

On September 1, 2003, the Corporation entered into an agreement with S.Rajpal Professional Corporation to acquire the shares of a private corporation and a location formerly known as Village Square Dental Group. The location is in Airdrie, Alberta, and began operating as BrightSmile Dental Centre on September 1, 2003 under the management and direction of the Corporation.

The agreement was executed in the 3rd quarter of the Corporation's activities at which time the shares will be transferred and consideration will be given. The purchase transaction will occur in the 2004 Q3.

(b) Debenture

The Corporation has negotiated a private placement of $500,000 in Debenture with an arm's length purchaser. The Debenture will mature five years after closing and will pay interest at 12% per annum. The first two years are interest payments only, the last three years' payments will include principal and interest with a balloon payment at the end of the fifth year. The Debenture commences January 23, 2004. The Debenture holder will receive up to a maximum of 71,428 share purchase warrants with an exercise price of $0.20 each and will expire 24 months after closing. The private placement is subject to regulatory approval. The proceeds from this Debenture will be used to finance the Village Square acquisition.

(c) Promissory Note

The Corporation has negotiated a $400,000 Promissory Note with an arm's length lessor. The Promissory Note is for eighty-one months and will pay interest at 7.83% per annum. It commences February 1, 2004 and the payment schedule is as follows; months 1-3; $2,653.81 and months 4-81; $6,669.90. The Promissory Note will be secured by operating assets of the Corporation and the proceeds will be used to finance the Village Square acquisition.

(d) Stock Options

The Corporation and its Board of Directors announced on January 6th, 2004, it granted a total of 208,000 stock options at $0.24 per share to Directors, Employees and Consultants. The options will expire on January 5, 2009.

(e) Investor Relations Engagement

The Corporation and its Board of Directors engaged Harbour Financial Inc., on January 16, 2004, as the prime Investor Relations contact for the Company. Pursuant to the agreement, a monthly fee of $5,000 will be paid to Harbour Financial Inc. The corporation also intends to issue 290,000 stock options exercisable at $0.30. These options will vest over the prescribed vesting period under TSX Venture guidelines. The agreement is for an initial term of six months with a renewal option and is subject to regulatory approval.

(f) Additional Financing

The Corporation also announces the company's intent to raise addition funding for addition to general working capital and operational expansio through a short form offering. The offering will be conducted by way o Short Form Offering Document under TSX Venture Exchange Policy 4. The offering will consist of 3,333,500 common shares at $0.30 per share fo total proceeds of $1,000,000.50. Acumen Capital Partners will be in th Special Selling Group for this issuance. First Associates Investments Inc.

will act as agent on a "best efforts" basis and will be entitled to receive a commission of 10 per cent of the gross proceeds raised in the offering. In addition, First Associates will be granted a non-transferable agent's compensation option to purchase the number of common shares equal to 10 per cent of the number of shares sold under the offering. The agent's compensation option will be exercisable at $.30 per share for a period of 24 months from the date of closing of the offering. Closing for this offering is expected to be the beginning of March and is subject to receiving regulatory approval.

3. BUSINESS ACQUISITIONS

(a) Brightsmile Dental Centre – Airdrie

On September 28, 2003, the Corporation entered into a lease agreement with S.Rajpal Professional Corporation (SRPC) to lease certain dental assets to be used at a location formerly known as Village Square Dental Group, effective September 1, 2003.

The Corporation undertook responsibility for all operations effective September 1, 2003 including revenue receipts, operating expenses and wages, supplier payments, cash receipts and disbursements through the utilization of Corporate banking, staff and office facilities. The location is in Airdrie, Alberta, and began operating as BrightSmile Dental Centre on September 1, 2003. Results from October 1, 2003 through to December 31, 2003 for this clinic have been included and consolidated in the results of the Corporation for the quarter ended December 31, 2003.

(b) University Health Centre – University of Calgary

A formal management agreement has been developed for the management of the University Health Clinic on campus, effective October 1, 2003. The results from October 1 to December 31, 2003 from this operation have been consolidated in the results of the Corporation for the six months ended December 31, 2003. No assets were received and no consideration was given for the acquisition of this management agreement.

CORPORATE INFORMATION

BOARD OF DIRECTORS AND OFFICERS

Randy Dawson	Director and Secretary
Paul A. Grehan	Director
David B. McQuaig	Director, President and CEO
Dr. Nathaniel Podilsky	Director
Robert Syverson	Director
H. Steve Walton	Director
Brian Lamb	CMA, Chief Financial Officer

STOCK EXCHANGE

TSX Venture Exchange; Symbol "IHP"

INTERNATIONAL HEALTH PARTNERS INC.

1010, 1520 – 4th Street S.W., Calgary, Alberta, Canada T2R 1H5
Ph: (403) 264-7664; Fax: (403) 264-7640; Website: www.ihp.ca